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                 STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

         Basic and diluted earnings per common share of $1.06 for the year ended December 31, 2000 was calculated by dividing net income of $902,258 for the period January 1, 2000 to December 31, 2000 by the weighted-average number of common shares outstanding of 853,731. All common stock equivalents were anti-dilutive.